Exhibit 4.8

Master ASIC Services Agreement
For
EZChip Technologies Ltd.

April 29, 2004

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	1/20

        This Master ASIC Services Agreement (“Agreement”), dated _________________, (the “Effective Date”), is entered into by and between eSilicon Corporation, a Delaware corporation with offices at 501 Macara Avenue, Sunnyvale, California 94085-2808 (“eSilicon”), and EZchip Technologies Ltd., an Israeli company with offices at 1 Hatamar Street, Yokneam, Israel (“Customer”). eSilicon and Customer are referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

        WHEREAS, eSiliconTM provides various ASIC services, including but not limited to, design, fabrication, packaging and testing.

        WHEREAS, Customer desires to engage eSilicon from time to time pursuant to one or more Proposals to perform services of different kinds related to ASICs, and eSilicon is interested in accepting such engagements, subject to the Parties’ further agreement on the scope and terms of each such Proposal.

        WHEREAS, Customer and eSilicon mutually desire to set forth in this Agreement certain terms applicable to all such engagements.

        NOW, THEREFORE, eSilicon and Customer hereby agree as follows:

SECTION 1:   DEFINITIONS

    1.1         "Agreement" shall have the meaning set forth in the Preamble hereto.

    1.2       “Affiliate” shall mean, with respect to the Customer, an entity (i) which is directly or indirectly controlling the Customer, (ii) which is under the same direct or indirect ownership or control as the Customer; or (iii) which is directly or indirectly owned or controlled by the Customer; and which is designated by the Customer to procure eSilicon products and/or services on its behalf and who has become a Party to this Agreement by delivering to eSilicon a duly executed copy of this Agreement.

    1.3        “Approved Agent” shall mean any entity listed in a Proposal, which will be providing the Agent Component (as defined below) identified opposite such Approved Agent’s name in the Proposal.

    1.4        “Agent Component” shall mean the technology, product or service to be provided by an Approved Agent, as shall be more fully set forth opposite such Approved Agent’s name in the Proposal.

    1.5        “Background Technology” shall mean, for a particular Party, any and all designs, methods, processes, formulas, algorithms, discoveries, inventions, technical information, drawings, modifications, enhancements, improvements and other technologies (collectively, “Inventions”) that are owned by such Party as of the Effective Date or provided by such Party following the Effective Date, and which eSilicon uses to perform the Services under this Agreement, and/or which are embodied in the Deliverables or Products provided by eSilicon under this Agreement.

    1.6        “Business Day” shall mean any week day between Monday and Friday, which is not a holiday in Israel or in the United States of America and on which the United States Postal Office in the United States is not required by governmental regulation to remain closed.

    1.7        "Change Documents" shall have the meaning set forth in Section 2.3 hereof.

    1.8        "Change Order" shall have the meaning set forth in Section 2.3 hereof.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	2/20

    1.9        "Change Request" shall mean Customer's written request for a change to the terms of a current Proposal.

    1.10        “Change Response” shall mean eSilicon’s written response to a Change Request, which response will identify any new or revised terms of performance resulting from the Change Request, including, without limitation, adjustments to fees and payment schedules, revised delivery schedules, and recovery of costs of any materials and resources rendered excess or obsolete as a result of the Change Request.

    1.11        “Confidential Information” shall have the meaning set forth in the Mutual Non-Disclosure Agreement and, for purposes of this Agreement, such definition shall be deemed to include (a) the Parties’ respective Background Technology and Inventions, the Customer Deliverables and the Deliverables, and (b) the terms and conditions of this Agreement and any of its parts or attachments.

    1.12        "Customer" shall have the meaning set forth in the Preamble hereto, and shall include any Affiliate.

    1.13        “Customer Deliverables” shall mean the deliverables and other materials specified in a Proposal to be delivered to eSilicon by Customer under the terms of this Agreement and on the date specified in the Proposal, including, without limitation, Specifications, design database and test data. For the avoidance of doubt, the Agent Components shall not be deemed Customer Deliverables.

    1.14       “Deliverables” shall refer to the Non-Recurring Expense (NRE) deliverables and other work product specified in a Proposal to be developed by or on behalf of eSilicon under the terms of this Agreement and the Proposals.

    1.15        "Effective Date" shall have the meaning set forth in the Preamble hereto.

    1.16        “End of Life” shall occur upon the termination of (a) any continuous [*] month period starting from the Effective Date during which Customer fails to submit an Order, or (b) the manufacturing process that corresponds to a Customer’s Product, whichever occurs earlier.

    1.17        “End of Life Order” shall have the meaning set forth in Section 3.8, provided, however, that such End of Life Order: (a) shall relieve eSilicon from the obligation to accept any subsequent Orders; and (b) is in full lot increments as appropriate to the applicable foundry.

    1.18        “eSilicon Partners” shall mean those entities identified in a Proposal that eSilicon may use to provide some or all of the Services.

    1.19        "Forecast" shall have the meaning set forth in Section 3.5 hereof.

    1.20        "Indemnified Party" shall have the meaning set forth in Section 10.1 hereof.

    1.21        "Indemnifying Party" shall have the meaning set forth in Section 10.1 hereof.

*     This portion of the Exhibit has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934. The complete Exhibit, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	3/20

    1.22        "Initial Term" shall have the meaning set forth in Section 9.1 hereof.

    1.23        “Intellectual Property Rights” shall mean patent rights (including those arising under patent applications and disclosures), rights of priority, copyright rights, moral rights, mask work rights, trade secret rights, know-how rights, and any other intellectual property or proprietary rights recognized in any country or jurisdiction in the world, now or hereafter existing, and whether or not filed, perfected or recorded.

    1.24        "Inventions" shall have the meaning set forth in Section 1.3 hereof.

    1.25        “Minimum Order Quantity” shall mean, for any specific foundry, the product quantity that must be ordered in order to meet such foundry’s lot size or minimum assembly build quantity.

    1.26        "Mutual Non-Disclosure Agreement" shall mean that Mutual Non-Disclosure Agreement by and between eSilicon and Customer dated as of _____________________.

    1.27        “Order”shall mean a purchase order submitted to eSilicon by written or electronic transmission by the Customer or an Affiliate for Products and Services specified in the Proposal or for additional Services offered during the Term.

    1.28        "Party" and "Parties" shall have the meanings set forth in the Preamble hereto.

    1.29       “Products” shall mean packaged and tested (in accordance with the provisions set forth in the Proposal) production quality ASICs specified in a Proposal, which will be manufactured by or on behalf of eSilicon under the terms of this Agreement.

    1.30       “Proposal” shall mean a document prepared by eSilicon in consultation with Customer and executed by the Parties specifying, among other things, the Services to be provided by or on behalf of eSilicon on a particular project, the Deliverables from such Services, and the development schedule for such Deliverables, pursuant to the terms of this Agreement.

    1.31        “Risk Buy Order” shall mean an Order to manufacture production quantities of Product not yet fully released through the eSilicon qualification process.

    1.32       “Services” shall mean the services specified in a Proposal which will be performed by or on behalf of eSilicon under the terms of this Agreement.

    1.33       “Specifications” shall mean the technical specifications for Deliverables or Products specified in a Proposal, including, without limitation, design, quality and reliability requirements, in sufficient detail to permit eSilicon to perform the Services.

    1.34        "Term" shall have the meaning set forth in Section 9.1 hereof.

    1.35        "Termination" shall have the meaning set forth in Section 9.1 hereof.

    1.36        "XPressChip" shall mean a prototyping engagement using multi-project wafer technology.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	4/20

SECTION 2:   PERFORMANCE OF SERVICES

    2.1       Services and Deliverables. From time to time, Customer may request or eSilicon may propose work to be performed by eSilicon for the benefit of Customer. In response or as its proposal, eSilicon will create a proposal for Customer approval. The manner and means used by eSilicon to perform the Services desired by the Customer are in the sole discretion and control of eSilicon, unless otherwise mutually agreed in the applicable Proposal. The Parties recognize that scheduled performance dates are partially dependent on matters which are not within eSilicon’s reasonable control. However, eSilicon will use commercially reasonable efforts to furnish the Services and develop and deliver the Deliverables within the Proposal schedule. eSilicon shall promptly inform the Customer in writing of any anticipated delays in the performance of the Services or the delivery of any Deliverable.

    2.2       Proposals. Upon execution of a proposal by Customer and eSilicon, such Proposal shall be attached as an exhibit hereto and shall constitute the Parties’ contractual obligations of that specific project. In the event that the terms and conditions of a Proposal conflict with the terms and conditions of this Agreement, the terms and conditions of the Proposal will govern and control with respect to the conflicting terms.

    2.3       Amending Proposals. If Customer desires to implement a change to a Proposal, Customer will submit in writing to eSilicon a Change Request Form (see Exhibit A), to which eSilicon will provide a Change Response within ten (10) Business Days following receipt of the Change Request. Customer will, within ten (10) Business Days after receipt of the Change Response (or such other term as shall be mutually agreed in writing by the Parties), furnish eSilicon with a Change Order, or the Change Request will be deemed to have been withdrawn. If the Change Request is not withdrawn, eSilicon will, as soon as reasonably practicable after receipt of the Change Order, commence performance of the Change Order. The Change Request, Change Response and Change Order for each change (collectively, the “Change Documents”) will be deemed incorporated into and made a part of the applicable Proposal. In the event of a discrepancy between the Change Documents and any other part of this Agreement or applicable Proposal executed prior to such Change Documents, the terms of the Change Documents will govern. In no event will any Proposal be amended, enhanced or otherwise modified except as set forth above.

    2.4       General Obligations of Customer. Customer agrees to, in a timely manner: (a) furnish eSilicon with such assistance, cooperation and information as reasonably requested by eSilicon; (b) review Deliverables submitted by eSilicon hereunder; and (c) provide those Customer Deliverables and personnel required by the Proposal at no charge and ensure that all personnel are qualified for the tasks assigned to them and that all Customer Deliverables are of good quality, are in good operating condition and are suitable for eSilicon’s performance of Services. eSilicon will be entitled to rely on the completeness and accuracy of all information provided by Customer in performing the Services. Customer is responsible for the maintenance of all Customer Deliverables and for the accuracy and the results produced by such resources.

    2.5       Personnel and Nonexclusive Arrangement. eSilicon will determine the assignment of its personnel for the performance of Services and may in its sole judgment subcontract any of the Services to eSilicon Partners, provided that eSilicon shall at all times remain responsible for any work performed by the eSilicon Partners. No person performing Services on behalf of eSilicon will be restricted or prevented from performing services that are similar to such Services for any third party. Nothing in this Agreement will restrict eSilicon from performing work for others during the Term whether or not such work is similar to Services performed for Customer. eSilicon is an independent contractor and not an employee or agent of Customer and neither Party will have authority to bind or obligate the other Party in any manner whatsoever.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	5/20

    2.6       eSilicon Financial Condition. During the Term of this Agreement, eSilicon will provide to Customer a copy of its quarterly income statement and balance sheet within thirty (30) days after the close of each calendar quarter.

SECTION 3:   ORDERS AND FORECASTS

    3.1       Order Placement; Authorized Agent. Customer may purchase Services and Products by issuing an Order that references the applicable Proposal, states the Service or Product, and includes unit price, unit quantities, requested shipping dates, selected courier and shipping instructions. Customer Order quantities must be in increments matching the estimated chips generated per wafer lot, which amount is a function of dies per wafer and manufacturing yields. In the event of any conflict between the provisions of an Order: (a) and the terms of this Agreement, the terms of this Agreement shall govern and be controlling with respect to the conflicting terms; and (b) and the terms of the applicable Proposal, the terms of the applicable Proposal shall govern and be controlling with respect to the conflicting terms. Customer may procure Products and/or Services from eSilicon directly, or through an Affiliate.

    3.2       Acceptance of Purchase Order. eSilicon shall accept an Order in writing within five (5) Business Days after receipt of an Order, and will seek to provide scheduled shipping dates for accepted Orders within that time. Notwithstanding the above, in the event that an Order deviates from the Forecast (as defined below) and eSilicon, using reasonable commercial efforts, is unable to comply with such Order, then eSilicon may reject the portion of the Order which deviates from the Forecast, provided that written notice is delivered to the Customer within five (5) Business Days after receipt of an Order. Without derogating from the above, Orders are invalid until accepted by eSilicon in writing.

    3.3       Risk Buy Order. Risk Buy Orders must be submitted to eSilicon with a signed Risk Buy form provided by eSilicon. Delivery commitments for a Risk Buy Order are conditional upon the qualification date and may be adjusted by eSilicon, as required. Notwithstanding the provisions of Section 5.4 hereof, for a Risk Buy Order, the Customer accepts all responsibility for the performance of the Product, waives all rights to reschedule or cancel the purchase Order, and waives the right to return defective units, unless for a defect in workmanship.

    3.4       eSilicon Access. For an Order of $100,000 or more for a specific Product and related Services, Customer will be granted five (5) eSilicon Access user accounts to view information specific to that Order, valid for a one (1) year period. Each subsequent Order of $100,000 placed by the same Customer for the same Product and related Services will extend the existing five (5) user accounts by one (1) year from the date that subsequent Order is accepted.

    3.5       Forecasts. Within thirty (30) days after the receipt by the Customer of the first sample of the Product, Customer shall provide eSilicon with an initial nine (9) month non-binding, written forecast of its anticipated Product Orders (the “Forecast”). Each month thereafter and until Termination, the Customer shall provide a rolling nine (9) month Forecast for each Product due pursuant to a Proposal.

    3.6       Rescheduling Production Order. eSilicon shall use commercially reasonable efforts to accommodate Customer’s reasonable requests to reschedule shipments, subject to the following limitations. If a reschedule request is received: (a) within 30 days of scheduled delivery, then no rescheduling is permitted; (b) between 30 and 80 days of scheduled delivery, then 20% of the order may be rescheduled and may not be delayed for more than 15 days; (c) more than 80 days before scheduled delivery, then 100% of the Order may be rescheduled for no more than 90 days. The Customer shall reimburse eSilicon for all costs incurred by eSilicon in connection with shipment rescheduling, against delivery to the Customer of a detailed invoice. Orders rescheduled and subsequently cancelled shall incur cancellation charges with respect to the initial schedule dates. Reschedule requests are limited to one (1) per Order.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	6/20

    3.7       Canceling Purchase Order; Fees. After acceptance by eSilicon of an Order, Customer may notify eSilicon in writing of any cancellation, termination, suspension or hold of any Order, in whole or in part, subject to the payment of the applicable cancellation fee as follows.

        (a) Service Order. Upon receipt by eSilicon of a Customer notice to cancel an Order for Services, eSilicon will invoice Customer for all out-of-pocket material and labor expenditures incurred up to and including the date of the cancellation notice. Labor expenditure is calculated by multiplying the total hours worked by each relevant employee by such employee’s fully burdened billing rate.

        (b) Product Order. Upon receipt by eSilicon of a Customer notice to cancel an Order for Product: (i) before wafer start, the cancellation fee is $0; (ii) after wafer start but prior to start of assembly, eSilicon will invoice Customer for 70% of the total Order purchase price; (iii) after start of assembly, eSilicon will invoice Customer for 100% of the total Order purchase price; provided, however, that in all cases of Product Order cancellation, Customer will be invoiced for all out-of-pocket material and labor expenditures incurred up to and including the date of cancellation, including, but not limited to, unrecouped labor expenditures incurred in connection with designing and developing such Product.

        (c) XPressChip Order. Upon receipt by eSilicon of a Customer notice to cancel an XPressChip Order: (i) more than two weeks before the start date of the XPressChip wafer run, the cancellation fee is $0; (ii) less than two weeks before the start date of the XPressChip wafer run, eSilicon will invoice Customer for 100% of the total Order purchase price.

        (d) Cancellation Fees Independent. Any amount invoiced pursuant to this Section 3.7 shall be independent of any other payments due to eSilicon and shall not in any event be credited towards or offset any other payments, fees, or amounts owing to eSilicon for any reason.

    3.8       End of Life Order. At the End of Life, Customer (a) shall have [*] Business Days to provide an End of Life Order and (b) shall purchase from eSilicon all good material from the final build lot and all materials ordered by eSilicon to support Minimum Order Quantity.

    3.9        Direct Purchase Right upon Triggering Event; Cancellation of Orders; Return on Investment.

        (a) Upon the occurrence of a Triggering Event (as defined below), the Customer shall have the right (the “Direct Purchase Right”) to purchase components, products or services directly from the eSilicon Partners, all upon the terms and conditions more fully set forth in the Direct Purchase Letter (the “Direct Purchase Letter”) attached hereto as Schedule 3.9(a). The Direct Purchase Letter shall be executed by the Parties hereto and acknowledged by each of the eSilicon Partners, on or prior to the Effective Date.

*     This portion of the Exhibit has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934. The complete Exhibit, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	7/20

For purposes of this Agreement, “Triggering Event” shall be deemed to have occurred if (i) eSilicon commences liquidation proceedings, voluntarily files a petition of bankruptcy, or seeks any other similar relief under any bankruptcy law or related statutes, (ii) eSilicon is either unable or unwilling to fulfill its obligations pursuant to the provisions of this Agreement (including the attached Proposals) for a period exceeding thirty (30) Business Days, provided that the Customer provides eSilicon with written notice informing eSilicon that such obligation was not fulfilled and eSilicon does not fulfill its obligation within fifteen (15) Business Days following the receipt of such notice from the Customer, (iii) the Parties anticipate a delay of more than forty-five (45) Business Days in the delivery of any Deliverable or Products and the Customer reasonably determines that such delay can be cured by the exercise of the Direct Purchase Right, (iv) repeated delays, more than one (1) week beyond the normal lead time times of eSilicon Partners, in delivery of any Deliverable or Product occur, or (v) Products or Deliverable are repeatedly found to be non-conforming or otherwise defective.

        (b) Upon exercise of the Direct Purchase Right, all outstanding Orders for which eSilicon has not started wafers shall be cancelled without any liability to the Customer. For all Orders for which eSilicon has started wafers, Customer must take delivery per the terms of the Order provided that eSilicon can deliver the Product within one hundred (100) days of the “Triggering Event.” Customer has no liability for any Product that is not delivered on or before the one hundredth (100th) day.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	8/20

SECTION 4:   PRODUCT DELIVERY, ACCEPTANCE AND PAYMENT

    4.1       Delivery. eSilicon shall use commercially reasonable efforts to ensure that Products are shipped on the scheduled shipment date as specified in the applicable accepted Order. Any shipment of products before the scheduled delivery date shall require Customer’s prior written consent. eSilicon may ship partial line items with an Order provided that eSilicon notifies Customer prior to shipment. Due to lot-to-lot yield variations, Customer orders will be considered complete at +/- 10% of the order quantity. Delivery of Products shall be [*], eSilicon’s designated shipping point and continue on to the Customer per its designated carrier. Customer shall receive good and marketable title to the Products at the time of delivery to their designated Carrier. Customer shall be responsible for, and assume all risk of loss and/or damage to the Products, from any cause, upon leaving eSilicon’s designated shipping point.

    4.2       Acceptance of Shipment. Items will be deemed “delivered” when delivered to Customer’s selected freight carrier. Customer’s right to return defective Products will be covered by the warranty provisions set forth in Section 5.

    4.3       Payment Terms. The fees for Services and Products will be set forth in the applicable Proposal. eSilicon will invoice Customer: (a) for Services as set forth in the applicable Proposal; (b) for Products upon delivery of Product to eSilicon’s designated shipping point; (c) notwithstanding the foregoing subsection (b), for Risk Buy Orders upon acceptance by eSilicon of such Risk Buy Order; and (d) for cancellation fees upon receipt of a Customer cancellation notice. In each case, payment is due net [*] days from the date of the invoice. Customer will pay the full amount stated in the invoice under the terms of the applicable Proposal in United States dollars by wire transfer to eSilicon’s designated bank account. Payments made by Customer after their due date shall incur interest at the lower of [*]% per month or the highest rate permitted by applicable law. In addition, eSilicon shall have the right to withhold Products or Deliverables when payments are past due.

    4.4       Taxes. The Customer shall be obligated to pay all sales, use and other taxes due on any payments made by Customer to eSilicon under this Agreement, except for taxes based on eSilicon’s net income.

    4.5        Compliance with Law.

In furnishing the Products and other Deliverables hereunder, eSilicon agrees to comply (and ensure compliance by the eSilicon Partners) with all applicable laws, rules, regulations and executive orders in connection with its activities under this Agreement (including, but not limited to, environmental laws and regulations). Without limitation to the foregoing, eSilicon represents and warrants that in all respects, the manufacture and sale of the Products and the Delivery of any other Deliverables comply and will throughout the term of this Agreement comply with all applicable laws, regulations and other regulatory requirements.

SECTION 5:   REPRESENTATIONS AND WARRANTIES

    5.1       Customer Representations and Warranties. Customer represents and warrants to eSilicon that: (a) Customer has not previously granted or assigned and will not grant or assign any rights in the Customer Deliverables, Customer’s Background Technology or Customer’s Product to any third party in a manner that is inconsistent with the rights granted or assigned herein to eSilicon; (b) Customer has sufficient rights to grant and assign to eSilicon the rights set forth in this Agreement; and (c) Customer has full corporate power to enter into this Agreement, to carry out its obligations hereunder, and to grant and assign the rights herein granted or assigned to eSilicon.

*     This portion of the Exhibit has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934. The complete Exhibit, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	9/20

    5.2       eSilicon Representations and Warranties. eSilicon represents and warrants to Customer that: (a) eSilicon has not previously granted or assigned and will not grant or assign any rights in eSilicon’s Background Technology to any third party in a manner that is inconsistent with the rights granted or assigned herein to Customer; (b) eSilicon has sufficient rights to grant to Customer the rights set forth in this Agreement; and (c) eSilicon has full corporate power to enter into this Agreement, to carry out its obligations hereunder, and to grant the rights herein granted to Customer.

    5.3       Limited Services Warranty. eSilicon warrants that Services will be performed in a good and workmanlike manner, consistent with generally accepted industry standards. As Customer’s sole and exclusive remedy, and eSilicon’s entire liability for any breach of the foregoing warranty, eSilicon will, at its sole expense, re-perform any Services that fail to meet this limited warranty or refund to Customer the fees paid for the non-conforming Services.

    5.4       Limited Product Warranty. Subject to Section 3.3, eSilicon warrants to Customer, for [*] from the date the Products are delivered to the carrier, that such Product will be free from defects in material and workmanship, and will substantially conform to the applicable Specifications agreed upon by the Parties based on the production test program (approved by the Customer in advance and more fully set forth in the Proposal) applied by eSilicon for use in Product testing. eSilicon’s sole and exclusive obligation under the Product Warranty is, at eSilicon’s sole option, (a) replace the affected Product, (b) repair the affected Product or (c) promptly refund the purchase price for the affected Product; provided, however, that any replaced Product will be warranted for (i) the unexpired portion of the warranty applicable to the original Product plus the period from the delivery of non-conformance notice to eSilicon and until return of the Product to the Customer following the warranty repair, or (ii) [*] days, whichever is longer. Should eSilicon elect to repair or replace Product, it shall use reasonable commercial efforts to do so within X Business Days following the receipt of written notice of non-conformance from the Customer.

Without derogating from the above, eSilicon’s aggregate cumulative liability to Customer arising out of or related to this Agreement shall not exceed the total amount actually paid by Customer to eSilicon under the applicable Proposal.

    5.5       Agent Components. The Customer shall deliver or ensure delivery to eSilicon of the Agent Components required for the purpose of performing the Services and delivering the Deliverables and the Products, in the manner more fully set forth in each Proposal.

Promptly upon receipt of the Agent Component, eSilicon shall test such component in accordance with the provisions more fully set forth in the Proposal. If, at any time during the Term of this Agreement, the Agent Components shall be found to be non-conforming, eSilicon shall promptly inform the Customer and shall work together with the Customer and the applicable Approved Agent in order to solve any problems in a timely manner. For the avoidance of doubt, neither the Customer nor eSilicon shall be deemed liable for non-conformity of the Agent Components.

*     This portion of the Exhibit has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934. The complete Exhibit, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	10/20

Each of the Customer and eSilicon shall be responsible for any costs and expenses incurred by it in connection with the activities described in this Section 5.5.

    5.6       Exclusions. The warranty shall only apply to Customer and does not cover damage to Products due to external causes, including but not limited to, accident, abuse, misuse, neglect, mishandling, improper testing, use of contrary industry practices, or any damage caused by equipment not supplied by eSilicon. eSilicon makes no representation or warranty that the performance or operation of any Deliverables will be error-free or that all errors can be corrected or circumvented.

    5.7       No Other Warranties. THE WARRANTIES SET FORTH IN SECTION 5 ARE THE SOLE AND EXCLUSIVE WARRANTIES MADE BY ESILICON FOR SERVICES AND PRODUCTS HEREUNDER AND ESILICON DISCLAIMS ALL OTHER WARRANTIES, WHETHER EXPRESSED OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT.

SECTION 6:   LICENSE RIGHTS

    6.1       License Grant by Customer. Subject to the terms and conditions of this Agreement, Customer hereby grants to eSilicon and eSilicon Partners a worldwide, nonexclusive, fully-paid, royalty-free license (sub-licensable only during the Term and only to eSilicon Partners, solely for the purpose of performing the Services pursuant to the Proposal) under Customer’s Intellectual Property Rights in Customer’s Background Technology, Customer Deliverables and any Inventions made by Customer during the Term, together with any other Confidential Information of Customer delivered to eSilicon and the Agent Components, solely for the purpose of designing, developing, manufacturing and have manufactured the Deliverables and Products and performing the Services during the Term of this Agreement.

    6.2       License Grant by eSilicon. Subject to the terms and conditions of this Agreement, eSilicon hereby grants to Customer a worldwide, nonexclusive, royalty-free license (without the right to sublicense other than to Affiliates) under eSilicon’s Intellectual Property Rights in eSilicon’s Background Technology and any Inventions made by eSilicon during the Term, together with any other Confidential Information of eSilicon delivered to Customer, to (i) use, copy and modify the Deliverables, only in connection with the Services; and (ii) market, sell, and distribute (directly or indirectly) the Products or any other Deliverable (to the extent applicable).

    6.3       Right to Sublicense Third Party Technology. Without derogating from the provisions of Section 5.5 above, the Customer shall obtain for eSilicon the right to use, for the purpose of performing the Services, preparing the Deliverables and manufacturing the Products, such third party information, materials and technology, (the “Third Party Technology”) identified in the Proposal. Customer represents that to the extent it provides any Third Party Technology to eSilicon, it shall have obtained all necessary permissions, licenses, consents and has the authority and right to do so. Should the Customer and eSilicon agree in the Proposal that eSilicon shall be responsible for obtaining a license to any Third Party Technology, then eSilicon shall be required to obtain all such permissions, licenses and consents. Any such license of Third Party Technology shall be subject to one or more sublicense agreements which must include the other Party as a third party beneficiary.

License Restrictions. Each Party’s rights in the other Party’s Background Technology, Inventions and Confidential Information will be limited to those expressly granted under this Agreement. Each Party reserves all rights in its respective Background Technology and Confidential Information not expressly granted to the other Party. To the extent a Deliverable includes computer software, neither Customer nor a third party acting on Customer’s behalf will modify, decompile, reverse engineer, disassemble or otherwise reduce all or any part of such software to human-readable form unless eSilicon provided it to Customer in human-readable form.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	11/20

SECTION 7:   INTELLECTUAL PROPERTY

    7.1       Existing Property. Subject to the limited license rights granted by the Parties under Sections 6.1 and 6.2, each Party shall retain all rights, title and interest in and to such Party’s Background Technology, Inventions and Confidential Information, and all Intellectual Property Rights therein. The Customer shall also retain all rights, title and interest in the Agent Component, the Deliverables and the Products.

    7.2       New Innovations; Individual Property. Customer shall own all rights, title and interest in and to all Intellectual Property Rights in any Inventions that are conceived during the performance of the Services described in any Proposal other than Innovations based solely on eSilicon Background Technology.

SECTION 8:   CONFIDENTIALITY

    8.1       Incorporation by Reference. The terms and conditions of the Mutual Non-Disclosure Agreement are incorporated herein by reference and shall become part of this Agreement. In the event of any conflict between the provisions thereof and hereof, the terms hereof shall govern and be controlling with respect to the conflicting terms.

    8.2       Use and Disclosure Restrictions. Notwithstanding the provisions of the Mutual Non-Disclosure Agreement, each Party shall refrain from using the other Party’s Confidential Information except as permitted therein, and from disclosing such Confidential Information to any third party except by the Customer to its Affiliates or by eSilicon to eSilicon Partners, employees and consultants as is reasonably required on an absolute need to know basis and only in connection with the exercise of its rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth in the Mutual Non-Disclosure Agreement and executed in writing by such employees and consultants).

    8.3       Duration.Notwithstanding the provisions of the Mutual Non-Disclosure Agreement, the Parties’obligations under such agreement shall remain in effect during the Term and for a period of five (5) years following Termination.

SECTION 9:   TERM AND TERMINATION

    9.1       Term. This Agreement will commence on the Effective Date and continue in full force and effect for a period of three (3) years thereafter (the “Initial Term”), unless terminated earlier in accordance with the terms of this Agreement (“Termination”). Notwithstanding the above, the Customer may terminate this Agreement in accordance with Section 9.2 below or in either of the following two (2) circumstances: (a) upon the occurrence of a Triggering Event described in Section 3.9 or (b) after Customer has purchased [*] units of Products, by providing eSilicon with fifteen (15) days’ prior written notice. At the end of the Initial Term and each renewal term thereafter (together with the Initial Term, the “Term”), this Agreement will automatically renew for a one (1) year period unless either Party provides the other Party with written notice of non-renewal at least ninety (90) days prior to the date of any such automatic renewal.

*     This portion of the Exhibit has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934. The complete Exhibit, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

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Should the Customer terminate this Agreement prior to the date on which the Customer or any of its Affiliates orders any units of the Product, then such termination shall be subject to the payment in full of the Investment Amount to eSilicon. However, should the Customer terminate this Agreement following the date on which the Customer or any of its Affiliates have already ordered at least [*] units of the Product, eSilicon shall not receive any portion of the Investment Amount, and in the event that the number of units of the Product ordered by the Customer and its Affiliates is lower than [*], then the termination of this Agreement shall be subject to the payment to eSilicon of the pro rata portion of the Investment Amount.

    9.2       Termination for Cause. A Party shall have the right to terminate this Agreement if the other Party breaches any material term or condition of this Agreement and fails to cure such breach within thirty (30) days after receipt of written notice of such breach. Termination of this Agreement by either Party will be a non-exclusive remedy for breach and will be without prejudice to any other right or remedy of such Party. Without derogating from the generality of the foregoing, it is hereby clarified that any use of Confidential Information or Background Technology other than in accordance with the provisions of the Mutual Non-Disclosure Agreement or the provisions of this Agreement shall be deemed a material breach of this Agreement.

    9.3       Termination; Confidential Information. Within thirty (30) days of Termination, the Parties will return or destroy all copies of any Confidential Information provided hereunder in such Party’s possession or control and, upon request, will furnish to such other Party an affidavit or declaration signed by an officer of such Party certifying that such delivery or destruction has been fully effected.

    9.4       Termination; Pending Orders. Upon, and only upon Termination due to (i) the Customer’s non-payment or repeated delays in payments due to eSilicon, or (ii) subject to Section 10.3 below, infringement of Intellectual Property Rights of third parties by the Customer’s Confidential Information or Background Technology provided to by the Customer hereunder, eSilicon will cease to be responsible for completing any pending Services under any Proposals or Orders. Notwithstanding the foregoing, eSilicon will wind up its work in a commercially reasonable manner and preserve and deliver to Customer all Deliverables and Products in their then-current state of completion as of the effective date of Termination. Customer will pay all fees and expenses related to eSilicon’s completed work, work-in-process, and winding-up activities within fifteen (15) days after the date of eSilicon’s invoice therefore.

    9.5       Termination; Title To Mask Sets, Assembly, and Test Tooling. Upon the occurrence of a Triggering Event as described in Section 3.9 or a termination of this Agreement by Customer pursuant to Section 9.1 after the Customer has purchased [*] units of Products, all eSilicon’s right, title, and interest in the mask sets, assembly and test tooling that are used by eSilicon’s Partners solely to make Products for Customer shall be transferred to Customer.

    9.6       Damages. Neither Party will be liable to the other for damages of any type solely as a result of terminating this Agreement in accordance with its terms.

*     This portion of the Exhibit has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934. The complete Exhibit, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	13/20

    9.7       Survival. The Parties’ rights and obligations under Sections 4.3, 4.4, 5, 6, 7, 8, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 10, 11, and 12 will survive Termination.

SECTION 10:   INDEMNIFICATION

    10.1       Indemnification Obligation. The Customer, on the one hand, and eSilicon, on the other hand (each, an “Indemnifying Party,” as the case may be), shall defend, indemnify and hold harmless eSilicon or eSilicon Partners, on the one hand, and the Customer or its Affiliates, on the other hand (each, an “Indemnified Party”, as the case may be) from and against any and all claims, demands, causes of action and any liabilities, damages (excluding consequential or indirect damages), losses, costs and expenses arising therefrom, (including but not limited to reasonable fees of attorneys and other professionals) arising from: (a) in the case where the Indemnified Party is eSilicon, (i) any third party claim that the Customer Deliverables, Customer’s Background Technology or Customer’s Product, in whole or in part, infringe any patent or copyrights or incorporate any misappropriated trade secrets of any third party, or (ii) any sale or distribution of Products to third parties; and (b) in the case where the Indemnified Party is Customer, any third party claim that eSilicon’s Background Technology as embodied in a Deliverable or Product, in whole or in part, infringes any patent or copyright or incorporates any misappropriated trade secrets of any third party.

    10.2       Indemnity Conditions. In the event of any such claim, the Indemnified Party shall: (i) promptly notify in writing Indemnifying Party of the claim; (ii) provide Indemnifying Party with all reasonable information and assistance, at Indemnifying Party’s expense, to defend or settle such a claim; and (iii) grant Indemnifying Party authority and control of the defense or settlement of such claim. Indemnifying Party shall not settle any such claim, without Indemnified Party’s prior written consent, if such settlement would alter, impair or reduce the scope of Indemnified Party’s rights under this Agreement or in its Intellectual Property Rights or Background Technology. Indemnified Party reserves the right to retain counsel, at Indemnified Party’s expense, to participate in the defense and settlement of any such claim.

    10.3       Injunctions; Termination. In the event that any of the rights granted to the Indemnified Party under this Agreement are exercised and consequently enjoined or, in the Indemnifying Party’s reasonable opinion, are likely to be enjoined due to the type of infringement or misappropriation specified in Section 10.1, the Indemnifying Party may at its expense and without prejudice to the rights and remedies of Indemnified Party: (i) procure for Indemnified Party a license to continue to exercise all of the rights granted under this Agreement with respect to the Indemnifying Party’s Deliverables, Background Technology and Product; or (ii) modify the allegedly infringing item to avoid the infringement or misappropriation, without materially impairing the performance or compliance with the Specifications. If the remedies set forth in subsections (i) and (ii) of this section 10.3 fail despite the Indemnifying Party’s reasonable efforts, then the Indemnified Party may terminate this Agreement upon thirty (30) days prior written notice to the Indemnifying Party.

    10.4       Exclusions. The Indemnifying Party shall have no liability for any infringement or misappropriation claim to the extent it results from: (i) modifications of the Indemnifying Party’s Background Technology or Product not expressly authorized herein or in the applicable Proposal other than by the Indemnifying Party or a party authorized by the Indemnifying Party, if such a claim would have been avoided but for such modification; (ii) any material deviation from the Specifications, if any to the extent prepared or provided by the Indemnified Party, (iii) a combination of the Indemnifying Party’s Deliverables, Background Technology or Product with materials, products or systems not provided by Indemnifying Party, if such a claim would have been avoided but for such combination; or (iii) Indemnified Party’s failure to use modifications to the Indemnifying Party’s Deliverables, Background Technology or Product provided by Indemnifying Party to avoid infringement or misappropriation.

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    10.5       Sole Remedy. The provisions of Section 10 represent each Party’s sole and exclusive obligation and sole and exclusive remedy for any claim of infringement or misappropriation of third party Intellectual Property Rights.

SECTION 11:   LIMITATION OF LIABILITY

    11.1       Total Liability. eSilicon’s total liability to Customer, from all causes of action and all theories of liability, will be limited to and will not exceed the aggregate amounts paid to eSilicon by Customer under the Proposal giving rise to any liability hereunder.

    11.2       Limitations and Exclusions. Liability for damages will be limited and excluded as set forth in this Section 11, even if any exclusive remedy provided for in this Agreement fails of its essential purpose. Neither Party will be liable to the other Party or to any third party for any special, incidental or consequential damages (including loss of use, data, business or profits) arising out of or in connection with this Agreement or the Services, whether such liability arises from any claim based upon contract, warranty, tort (including negligence), product liability or otherwise, and whether or not a Party has been advised of the possibility of such loss or damage. In no event will eSilicon be liable (a) to Customer for any direct or indirect damages owed to third parties relating to any deliverables or services not provided by eSilicon or (b) for any damages relating to or resulting from the use of deliverables used for aviation, medical, nuclear or ultra hazardous purposes.

SECTION 12:   GOVERNANCE

    12.1       Compliance With Law. Both Parties will comply in all material respects with all laws and regulations applicable to its activities under this Agreement. Without limiting the foregoing, both Parties will: (a) comply with all United States Department of Commerce and other United States export control laws and regulations with respect to the subject matter hereof; and (b) not produce or distribute any software, products, or technical data in any country where such production or distribution would be unlawful.

    12.2       Governing Law and Venue. This Agreement will be governed by and construed in accordance with the substantive laws of the United States and the State of California, without regard to or application of provisions relating to conflicts of law, and expressly excluding the United Nations Convention on Contracts for the International Sale of Goods. Any litigation arising under this Agreement will be brought exclusively in the federal courts of the Northern District of California or any state courts therein, and the Parties hereby consent to the personal jurisdiction and venue of such courts.

    12.3       Attorneys’Fees. Each Party agrees that in any action to enforce this Agreement the prevailing Party will be entitled to reasonable attorneys’ fees and other costs incurred therein, in addition to any other appropriate relief.

    12.4       Waiver and Modification. Failure by either Party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision. Any waiver, amendment or other modification of any provision of this Agreement will be effective only if in writing and signed by the Parties.

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    12.5       Severability. If, for any reason, a court of competent jurisdiction finds any provision of this Agreement to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible to affect the intent of the Parties, and the remainder of this Agreement will continue in full force and effect.

    12.6       Notices. All notices required or permitted under this Agreement will be in writing and delivered by confirmed facsimile transmission, by courier or overnight delivery service, or by certified mail, and in each instance will be deemed given upon receipt. All communications will be sent to the addresses set forth as follows or to such other address as may be specified by either Party to the other in accordance with this Section 12.6. If to eSilicon: eSilicon Corporation, 501 Macara Avenue, Sunnyvale, CA 94085-2808. If to Customer: 1 Hatamar Street, Yokneam 20692, Israel.

    12.7       Assignment. Neither party may assign its rights or delegate its obligations under this Agreement, in whole or in part, without the other Party’s prior written consent, which will not be unreasonably withheld, delayed or conditioned. Any attempted assignment or delegation by a Party, without such consent, will be void. Subject to the foregoing, the rights and obligations of the Parties will bind and inure to the benefit of the Parties’respective successors and permitted assigns.

    12.8       Force Majeure. Except for payment obligations, neither Party will be deemed in default of this Agreement to the extent that performance of its obligations is delayed or prevented by reason of fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause beyond the reasonable control of such Party, provided that such Party gives the other Party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof and uses its reasonable commercial efforts to so perform or cure.

    12.9       Entire Agreement. This Agreement, including all exhibits and appendices attached hereto and any Proposals and accepted Orders, constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes and replaces all prior and contemporaneous understandings, communications or agreements, written or oral, regarding such subject matter. This Agreement may be executed in one or more counterparts, each of which will constitute an original, but taken together will constitute one and the same instrument.

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        IN WITNESS WHEREOF, the duly authorized representatives of eSilicon, Customer and Authorized Agent have executed this Agreement as of the Effective Date.

eSilicon Corporation —————————————— By: Name: Title:	Customer: —————————————— By: Name: Title:

Authorized Agent: —————————————— By: Name: Title:

The signing of this service agreement by EZchip technologies Ltd., is contingent upon the receipt of a “Direct Purchase Letter” signed by TSMC, as described in section 3.9 to this service agreement

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	17/20

APPENDICES – Exhibits & Forms

EXHIBITS

Exhibits 1 through n – <SmartCOT or Netlist> Handoff Proposal for <Customer> <ProjectName>

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CHANGE REQUEST FORM

Engineering Change Order (ECO) Form

ECO#:

The terms and conditions applicable to this ECO will be those of the signed <Customer><Project> project (“Proposal”) dated <Month, Date, Year> and those of the Master ASIC Services Agreement (MSA) dated <Month, Date, Year> by and between eSilicon Corporation and <Customer>. This ECO is hereby incorporated into the above referenced Proposal.

Customer or Program Manager to complete Sections I & II.

SECTION I: CUSTOMER INFORMATION

Initiator:		Date:

Product Number:		Proposal No.:

Project/Product Name:

Customer Name:

Address:

City:	State:		Zip Code:

Country:	Phone No:		Fax No:

SECTION II: CHANGE REQUEST

List the Summary of the Change Request:

1)

2)

3)

Describe Special Constraints or Conditions Related to Change Request:

Supporting Documentation Attached? ☐ Yes ☐ No

If Yes, please list:

Please submit completed form to the eSilicon Program Manager.
Fax 408.991.9580

eSilicon Corporation	Business Confidential – Master ASIC Services Agreement	19/20

Engineering Change Order (ECO) Form

If Change Request approved by Program Manager, eSilicon to complete Sections III and IV.

SECTION III: CHANGE ORDER PROPOSAL
eSilicon Proposed Change Response:
1)
2)
3)
SECTION IV: CHANGE IMPACT SUMMARY
Delivery Date: ______		Price: _____
Special Notes:
SECTION V: CUSTOMER APPROVALS (To Proceed)			☐ YES ☐ NO
Title	Print Name	Signature	Date

SECTION VI: CUSTOMER APPROVALS (Deliverables)			☐ YES ☐ NO
Title	Print Name	Signature	Date

SECTION VII: ESILICON CHANGE BOARD APPROVALS
Signature	Date	Signature	Date
Program Management:		Supply Chain:
Engineering:		QA & Reliability:
Sales:		Controller:
Change Board Decision:			☐ APPROVED ☐ NOT APPROVED
Reason for not approving the change:

Submit completed ECO package to Document Control for archiving.

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